[redacted]

14048993

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 4 2014
Washington DC
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montage Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 115th Street, Suite 100
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenna Valentine 913-647-9724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

X mm

DD 3/31/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenna Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montage Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BRIANA B. STRUEMPH
Notary Public, State of Kansas
My Appointment Expires
12-3-17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montage Securities, LLC

Statement of Financial Condition

December 31, 2013

McGladrey

Assurance ▪ Tax ▪ Consulting

Montage Securities, LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to rule 15-a-5(d) under the Securities and Exchange Act of 1934

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	6
NOTES TO STATEMENT OF FINANCIAL CONDITION	7

McGladrey

Independent Auditor's Report

To the Member
Montage Securities, LLC
Leawood, Kansas

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Montage Securities, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Montage Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note F to the financial statements, substantially all of the Company's revenues were derived from marketing service revenue with affiliates through common management and control. Our opinion is not modified with respect to this matter.

McGladrey LLP

Denver, Colorado
February 27, 2014

FINANCIAL STATEMENT

Montage Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	1,022,190
Deposit with clearing broker		75,000
Receivable from clearing broker		20,133
Receivables from non-customers		18
Receivable from affiliates		1,157,043
Other assets		112,626
Equipment, net of accumulated depreciation of $7,726		8,410
Total assets	$	2,395,420
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	52,922
Commissions payable		476,595
Due to parent		11,032
Total liabilities		540,549
Commitments and contingencies (Note I)		
Member's Equity		1,854,871
Total liabilities and member's equity	$	2,395,420

The accompanying notes are an integral part of these financial statements.

Montage Securities, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2013

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Montage Securities, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). Montage Securities, LLC ("the Company") is an SEC registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates under the provisions of Rule 15c3-3(k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The requirements of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statement.

1. *Use of Estimates in Preparation of Financial Statement*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Deposit with Clearing Broker and Receivable from Clearing Broker*

Deposit with clearing broker as of December 31, 2013 of $75,000 represents cash held for the benefit of the clearing broker as required under the clearing agreement. The receivable from clearing broker as of December 31, 2013 of $20,133 represents the balance due to the Company from the clearing broker and is paid within 30 days following the statement date.

4. *Accounts Receivable*

The Company's accounts receivable are balances due from non-customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2013 there was no allowance recorded in the statement of financial condition.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. *Other Assets*

At December 31, 2013, other assets are primarily composed of prepaid FINRA expenses of $78,108. The remaining balance in other assets is comprised of various other prepaid expenses.

6. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

7. *Income Taxes*

The Company is a single member limited liability company and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying statement of financial condition. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the statement of financial condition is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All tax positions taken related to the Company, for which the statute of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions. The Company files state franchise tax returns, which remain open for examination for the previous five year period.

8. *Subsequent Events*

The Company evaluated the statement of financial condition for subsequent events through February 27, 2014, the date the statement of financial condition was issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the statement of financial condition.

NOTE C – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued new guidance in December of 2011 requiring entities to include discloses related to information about offsetting and related arrangements in order to make users of its financial statements aware of the effect of those arrangements on its financial position. FASB issued additional clarification in January of 2013 to clarify that the guidance applies only to repurchase agreements and reverse repurchase agreements, derivatives, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreements. This guidance is effective for annual periods beginning on or after January 1, 2013. The adoption did not have a material impact on the financial statements.

NOTE D – RECENTLY ISSUED REGULATORY UPDATE

The SEC enacted new broker dealer regulations in July of 2013, which included amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes the timing and nature of various financial statements and reports by broker-dealers and modifies the audit objectives, testing and reports to be issued by the auditors. The SEC also enacted amendments to the net capital, customer protection, notifications rules, and books and records for broker-dealers. The majority of these changes resulting from the amendments are not effective until June 1, 2014. Management is currently assessing the impact of these regulations.

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $540,163 which was $490,163 in excess of its required capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was 1.00 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in a Shared Services Agreement are incurred by Mariner Holdings, LLC, the Parent. As of December 31, 2013, $11,032 was accrued for those operating costs and expenses.

NOTE F - RELATED PARTY TRANSACTIONS - Continued

Marketing service revenue is paid by two affiliated companies, for Marketing Services Agreements in which the Company is to provide aftermarket support services for each registered fund of the affiliates. The Marketing Service fee is paid quarterly. As of December 31, 2013, $340,005 is included in the affiliate receivable for these fees. The Marketing Services Agreements are in place through December 31, 2014.

Another item related to marketing service revenue, which is paid quarterly, from four affiliate companies for sales generated by the registered representatives of the Company. This fee is calculated as a percentage of the net revenue received by the managing affiliates from the registered funds. As of December 31, 2013, $808,057 is included in the affiliate receivable for these fees.

As of December 31, 2013, $8,981 is included in receivables from affiliate companies related to commission income that is due from an affiliated insurance broker. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker/dealer registered with the Securities Exchange Commission.

The Company has two affiliated major customers that accounted for greater than 10% of total revenue for the year ended December 31, 2013. Transactions with one of the major customers accounted for 15% of total accounts receivable as of December 31, 2013, and the other major customer accounted for 70% of total accounts receivable as of December 31, 2013.

NOTE G - LICENSE AGREEMENT

A License Agreement is in place for the usage of the Company's Cumberland office location. The cancelable agreement is effective through September 30, 2014 and includes the use of office space, parking, furniture rental and kitchen services. As of December 31, 2013, $7,634 was accrued for the license agreement.

NOTE H - CONCENTRATION RISK

As of December 31, 2013, and at various other times throughout the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. Non-interest bearing accounts are not subject to the FDIC limits and are fully insured until December 2014. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE I - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MCG-1613-KH